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EXHIBIT (a)(1)(C)

November 8, 2002

Dear Employee:

        As a benefit of being an employee of NetScout Systems, Inc., and in view of the fact that one or more of your existing stock options may have exercise prices significantly higher than the current fair market value of our common stock, we are pleased to inform you that we are offering to exchange outstanding options to purchase shares of our common stock with an exercise price of $10.00 or greater per share granted under the NetScout Systems, Inc. 1999 Stock Option and Incentive Plan, as amended (the "1999 Plan") and the NextPoint Networks, Inc. 2000 Stock Incentive Plan assumed by NetScout in connection with the acquisition of NextPoint (the "2000 Plan") for new options we will grant under the 1999 Plan.

        We are making this offer to provide improved compensation incentives because we believe that stock options motivate high levels of performance and provide an effective means of recognizing and incentivizing employee contributions to our success. Many of our outstanding options, whether or not currently exercisable, have exercise prices significantly higher than the current market price of our common stock. By making this offer, we intend to provide you with options that over time may have a greater value, which we believe motivates better performance and creates retention incentives and thereby increases shareholder value.

        If you choose to participate in the offer, the number of shares of common stock subject to the new option grant(s) you receive will be equal to the number of shares subject to the option grants you tender for termination. We expect to grant new options on the date of our Board of Directors' meeting to approve the grant of the new options. The meeting will be held on or after the first day that is at least six months and one day following the date on which we terminate all options tendered in accordance with this offer. We believe the new options will be granted on or after June 12, 2003, but in no event later than June 20, 2003. This offer is entirely voluntary.

        Except as provided by the next paragraph, if you have more than one option grant eligible for exchange, tendering one option grant will not require you to tender all of your option grants. However, we will not accept partial tenders of option grants. Each option grant tendered must be tendered in its entirety. Any option grant that has been partially exercised may be tendered so long as it is tendered as to all unexercised shares subject to that option grant.

        Due to potentially adverse accounting consequences, if you tender any Eligible Option Grants (as defined in the offer to exchange), you will be required to tender for exchange all options granted during the six months immediately prior to the date the offer commences, even though these options have exercise prices below $10.00 per share. For example, since this offer commences on November 8, 2002, you will be required to tender for exchange all options granted to you on or after May 7, 2002.

        The new option(s) we will grant to you in substitution for the termination of your tendered option grants will have many of the same terms as your tendered option grants. Some of the principal differences include:

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  EXERCISE PRICE.  The per share exercise price of each new option will equal the closing price of our common stock on the date we grant the new option, as reported that day by the Nasdaq National Market. THIS PRICE MAY BE HIGHER, LOWER OR THE SAME AS THE EXERCISE PRICE OF THE OPTION GRANT(S) YOU TENDER FOR EXCHANGE UNDER THE TERMS OF THE OFFER.

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  VESTING.  On the date of grant, each new option will be vested in the number of shares equal to the amount that would have been vested and were not exercised under the corresponding Tendered Option Grant (as defined in the offer to exchange) as of the grant date of the new options if the Tendered Option Grant had not been terminated in connection with the offer, less a number of shares equal to 37.5% of the total number of shares originally granted as part of the corresponding Tendered Option Grant, rounded up to the nearest whole share; provided, however, that if you have not vested on at least 37.5% of the total number of shares originally granted as part of a Tendered Option Grant, then no portion of the new options issued with respect to that Tendered Option Grant will be deemed vested as of the date of grant.

        For example, if you tender for exchange an option grant for 160 shares that was granted and began vesting quarterly over four years on February 1, 2001, by June 12, 2003, your option would have vested for nine quarters and 90 shares would have vested. Assuming that none of the tendered option grants have been exercised, the new option, when granted on June 12, 2003, as we expect, will be immediately vested in 30 shares, which is the 90 shares that would have vested under the tendered option grant as of the new option grant date, less 60 shares, which represents 37.5% of the total 160 shares underlying the tendered option grant. Therefore, in this example, the new option grant will be vested as to 37.5% less shares than what would have vested had the original option grant not been tendered for exchange under the terms of this offer. All unvested shares under the new options will vest over three years in equal quarterly installments (in arrears) from the grant date of the new options.

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  FORM OF OPTION.  Many outstanding options were issued as incentive stock options. If you are an employee based in the United States, your new options will be evidenced by incentive stock option agreements in the form attached to this offer to exchange as Schedule B, and will be treated as incentive stock options to the extent that they qualify as incentive stock options under the laws in effect on the date of grant of the new options, including qualifying under the $100,000 limit discussed below in Section 13 ("Material U.S. Federal Income Tax Consequences"). If you are an employee based outside of the United States, your new options will be evidenced by non-statutory stock option agreements in the form attached to this offer to exchange as Schedule C, and will be treated as non-statutory stock options for U.S. federal income tax purposes. Please refer to Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Material Income Tax Consequences for Non-U.S. Residents") of the enclosed offer to exchange for a discussion of the material income tax consequences of participation in the offer. The offer is explained in greater detail in the enclosed offer to exchange and accompanying election form and transmittal letter. I encourage you to read these materials carefully and, if needed, consult your own legal and tax advisor before making any decision with respect to the offer. The instructions on how to tender your options are also explained in detail in the enclosed materials. The following scenarios demonstrate some of the possible outcomes of participation in the offer. This information is provided for illustrative purposes only. Actual results may vary significantly from the following examples.

        Scenario 1

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  John was hired on December 1, 2000. He was granted an option to purchase 100 shares of our common stock at $11 per share. Assume a market price on the termination date of $4.00 per share. Assume further that John elected to voluntarily participate in the offer.

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  John's stock option grant to purchase 100 shares of our common stock at $11 per share would be terminated. Assume a market price of $4.50 per share on the new option grant date.

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  In this scenario, if John remained continuously employed with NetScout from the termination date through the grant date, he would receive on the grant date a new option to purchase 100 shares of our common stock at $4.50 per share.

        Scenario 2

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  Assume the same facts as Scenario 1, except that the market price of NetScout stock is $14 per share on the new option grant date. In this scenario, if John remained continuously employed by us from the termination date through the grant date, he would receive on the grant date a new option to purchase 100 shares of our common stock at $14 per share. THE RESULT IS THAT JOHN ENDED UP WITH A NEW OPTION THAT HAS AN EXERCISE PRICE THAT IS HIGHER THAN THE EXERCISE PRICE OF HIS ORIGINAL OPTION THAT HE SURRENDERED FOR TERMINATION.

        Although our Board of Directors has approved the offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender any of your options for exchange. You must make your own decision whether to tender any of your option grants.

        The offer will expire at 12:00 midnight, Eastern Standard Time, on December 9, 2002, unless we extend the offer. We currently expect that we will accept and terminate all tendered option grants on the business day after the offer expires and in any event promptly after the offer expires. Under the terms and conditions of the offer, we expect to grant new options in substitution for the tendered options on the date of our Board of Directors' meeting to approve the grant of the new options. The meeting will be held on or after the first day that is at least six months and one day following the date on which we terminate all options tendered in accordance with this offer. We believe the new options will be granted on or after June 12, 2003, but in no event later than June 20, 2003. At that time, you will receive a new option agreement to be executed by you and NetScout.

        Please direct questions about the offer or requests for assistance or for additional copies of the offer to exchange and election form and transmittal letter to Jim Hamilton, Tax Manager, or to Lisa Fiorentino, Chief Accounting Officer and Vice President, Finance and Administration, at (978) 614-4000.

Sincerely,
Anil K. Singhal President and Chief Executive Officer	Narendra Popat Chairman of the Board of Directors

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EXHIBIT (a)(1)(C)